EXHIBIT 99.1

NewsRelease

TransCanada Reaches Significant Milestone
Pacific NorthWest LNG Makes Positive Final Investment Decision
Subject to Two Conditions

Company Also Receives Federal Approval of North Montney Project

Prince Rupert, British Columbia – June 12, 2015 – TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) announced today that its Prince Rupert Gas Transmission Project (PRGT) has reached an important milestone with a positive Final Investment Decision, subject to two conditions, from Pacific NorthWest LNG (PNW LNG) for the proposed PNW LNG liquefaction and export facility in the District of Port Edward in B.C.

“This development is a significant step forward,” said Russ Girling, TransCanada's president and chief executive officer. “The conditional positive Final Investment Decision advances a key component of TransCanada's $46 billion capital growth plan, which includes more than $13 billion in proposed natural gas pipeline projects which support the emerging liquefied natural gas industry on the British Columbia Coast.”

Subject to successful completion of the regulatory process for PRGT, and resolution of the two conditions from PNW LNG for a positive final investment decision, TransCanada remains on target to begin construction in 2015 and bring the pipeline into service in 2019-2020. The 900-kilometre (559 mile) natural gas pipeline will deliver gas from the North Montney producing region near Fort St. John, B.C. at an interconnect on the NGTL System to the proposed PNW LNG liquefaction and export facility planned for Lelu Island, south of Prince Rupert.

In a related announcement, the Government of Canada announced a decision to accept the National Energy Board’s (NEB) recommendation to approve the North Montney Mainline Pipeline Project, subject to certain conditions. The project will connect Montney and other Western Canadian Sedimentary Basin supply to existing and new natural gas markets including the proposed Pacific NorthWest LNG terminal through its interconnect with PRGT.

"The Pacific NorthWest LNG decision and the Government of Canada’s approval of the North Montney Project are significant advancements to new market access for Canada’s abundant natural gas resources,” concluded Girling.

With more than 60 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated April 30, 2015 and 2014 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries
Mark Cooper/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522